AH
10|7|03

SO 10/6/03



SECURITIE 03053507 SION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 29 2003 SECTION

SEC FILE NUMBER
8-30266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 7/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accumulation Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6172 North 28th Place
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Fairbank, Jr. (602) 264-4664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Kong & Company, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

1313 East Osborn Road, Suite 220, Phoenix, Arizona 85014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Fairbank, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc., as of July 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

OFFICIAL SEAL
JACKIE SUE GOSNEY
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Oct. 22, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMULATION PLANNING, INC.

FINANCIAL STATEMENTS

JULY 31, 2003


Price Kong
and company

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

1313 E. Osborn Rd #220 ∘ Phoenix, AZ 85014 ∘ (602) 776-6300 ∘ FAX: (602) 279-4537 ∘ www.pricekong.com

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

September 24, 2003

Board of Directors
Accumulation Planning, Inc.

We have audited the accompanying statement of financial condition of Accumulation Planning, Inc. as of July 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning, Inc. as of July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price, Kong & Co., CPA's, P.A.

Price, Kong & Co., CPA's, P.A.

1313 E. Osborn Rd #220
Phoenix, AZ 85014-5678

(602) 776-6300
1 (888) 346-0072
Fax: (602) 279-4537
www.pricekong.com

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
July 31, 2003

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 18,924
Commissions Receivable	1,712
Marketable Securities	139,651
Total Current Assets	160,287
FIXED ASSETS	
Net of Accumulated Depreciation	1,073
TOTAL ASSETS	$ 161,360

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 7,999
Income Taxes Payable	13,156
Total Current Liabilities	21,155
STOCKHOLDER'S EQUITY	
Common stock, no par value,	
Authorized 100,000 shares;	
Issued and outstanding 20,000 shares	20,000
Retained Earnings	109,358
Accumulated Other Comprehensive Income (Loss)	10,847
Total Stockholder's Equity	140,205
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 161,360

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS
July 31, 2003

REVENUE	
Commissions	$ 58,401
Other Income	6,557
Total Revenues	64,958
COST OF REVENUE	
Commission Costs	7,999
EXPENSE	
General and Administrative Expenses	27,214
INCOME BEFORE INCOME TAXES	29,745
Income Tax Expense	6,202
NET INCOME	$ 23,543

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
July 31, 2003

	Capital Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
STOCKHOLDERS' EQUITY - beginning	$ 20,000	$ 85,815	$ -	$ 105,815
Comprehensive income (loss)				
Net income (loss)	-	23,543	-	23,543
Other comprehensive income (loss):				
Unrealized gains (losses) on securities:				
Unrealized holding gains (losses) arising during the year	-	-	10,847	10,847
STOCKHOLDERS' EQUITY - ending	$ 20,000	$ 109,358	$ 10,847	$ 140,205

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
July 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 23,543
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	949
Effects of changes in operating assets and liabilities:	
Decrease in Commissions Receivable	9,981
Increase in Accounts Payable	7,547
Increase in Income Taxes Payable	6,202
Net cash provided (used) by operating activities	48,222
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) decrease in Mutual Funds	(97,057)
Net cash provided (used) by investing activities	(97,057)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(48,835)
CASH AND CASH EQUIVALENTS - beginning	67,759
CASH AND CASH EQUIVALENTS - ending	$ 18,924

Supplemental Cash Flow Disclosures

Interest and income taxes paid during the year ended July 31, 2003 were as follows:

Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2003

	Per Audited Financial Statements	Per Unaudited X-17A-5 Part IIA
Net Capital		
Total Stockholder's Equity	$ 140,205	$ 137,245
Non-allowable Assets	13,973	22,121
Total Allowable Capital	126,232	115,124
Net Capital Before Haircuts on Securities Position	126,232	115,124
Haircuts Computed Pursuant to Rule 15c3-1		
Money Market Funds / Mutual Funds	2,174	2,174
Net Capital	124,058	112,950
Less: Net Capital Requirement Pursuant to Rule 15-c-1	5,000	5,000
Net Capital in Excess of Requirement	$ 119,058	$ 107,950

NOTE

The difference between the above computation, which is based on audited financial statements, and the Company's original unaudited computation filed with Form X-17A-5, Part IIA in August 2003, is primarily due to increases in commissions receivable, federal and state income taxes payable and depreciation expense on disallowed assets.

ACCUMULATION PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
July 31, 2003

NOTE 1. ORGANIZATION

Accumulation Planning, Inc. (the Company) was incorporated under the laws of the State of Arizona on July 21, 1983. On August 23, 1983, the Company registered with the Securities and Exchange Commission under the requirements of the Securities Exchange Act of 1934. The Company forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, that carry such accounts, therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE

Commission revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans.

CONCENTRATION OF RISK

Commissions earned generated by the personal efforts of the Company's principal stockholder account for 99% of the Company's revenue.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents includes funds held in demand deposit account, money market accounts, and any highly liquid debt instruments purchased with a maturity of three months or less.

COMMISSIONS RECEIVABLE

Commissions receivable consist of commissions due from the sale of securities and interest in direct participation plans. An allowance for doubtful accounts of $0 is based on past experience.

MARKETABLE SECURITIES

Marketable securities consists of four mutual funds and NASD warrants which can be used to purchase NASDAQ common shares at various future dates. Marketable securities are carried at fair value. Net unrealized gains and losses are not recognized in the period they incur but are recorded as an adjustment to stockholder's equity until the security expires or is sold.

FAIR VALUE OF FINANCIAL INSTRUMENTS:
The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002, does not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The Company using available market information and appropriate valuation methodologies has determined the estimated fair value amounts. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

ESTIMATES
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, depreciation and valuation allowances for deferred tax assets. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3. MARKETABLE SECURITIES
At July 31, 2003, the Company has mutual funds with a cost basis of $108,703 and a market value of $126,750 and warrants with a cost basis of $20,100 and a market value of $12,900 listed as available-for-sale securities. The difference between cost and market has resulted in the increase to stockholder's equity in the amount of $10,847. During the year ended July 31, 2003, unrealized gains and losses increased $10,847 due to changes in market value.

The cost and approximate market value of securities available for sale and held to maturity at July 31, 2003 are:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mutual Funds	$ 108,704	$ 18,047	$ 0	$ 126,751
Warrants	20,100	0	7,200	12,900
Total	$ 128,804	$ 18,047	$ 7,200	$ 139,651

During the year ended July 31, 2003, mutual funds earned $6,440 in dividend income.

NOTE 4: FIXED ASSETS
Fixed assets consisted of the following:

Computer	$	3,605
Equipment		4,483
Furniture		5,000
		13,088
Less Accumulated Depreciation		(12,015)
	$	1,073

Depreciation is recorded principally on the Modified Accelerated Cost Recovery System (MACRS) method at rates based on the estimated useful lives of the assets (5 to 7 years). The MACRS method of depreciation is not significantly different than the depreciation computed under U.S. generally accepted accounting principles. Profits and losses from disposal of assets are recorded in other income. Repairs and maintenance is charged to expense as incurred. Current year depreciation expense is $949.

NOTE 5: RELATED PARTY TRANSACTIONS:
The Company is wholly owned by the William J. Fairbank, Jr. Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the company. Mr. Fairbank acts as a registered representative of the company and executes transactions on behalf of customers for which he is paid commissions. During the year, Mr. Fairbank did not receive commissions.

NOTE 6: NET CAPITAL REQUIREMENT:
As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At July 31, 2003, the Company's computed net capital of $112,950 exceeded required net capital of $5,000 by $107,950. At July 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .19 to 1.

NOTE 7. OTHER INCOME
OTHER INCOME
Other income consists of interest and dividends earned on checking, money fund and mutual fund accounts.

ACCUMULATION PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
July 31, 2003

NOTE 8: INCOME TAXES:

Statement of Financial Accounting Standards No. 109 establishes standards of financial accounting and reporting for income taxes currently payable and for the tax consequences of certain timing differences; events that create tax and financial reporting differences; and net operating loss carrybacks and carryforwards. Statement 109 is effective for fiscal years beginning after December 15, 1992. The Company has adopted the Statement of Financial Accounting Standard No. 109.

The deferred tax asset would be attributed to the temporary timing difference between the recognition of losses on investments. Capital losses are not recognized as a reduction of ordinary income for income tax purposes.

The components of income tax expense are as follows:

	Federal	Arizona	Income Taxes
Current	$ 4,141	$ 2,061	$ 6,202
Deferred tax expense	0	0	0
Provision for income tax	$ 4,141	$ 2,061	$ 6,202

Income taxes payable include the following:

	Federal	Arizona	Total
Taxes payable	$ 9,080	$ 4,076	$ 13,156

NOTE 9: CONCENTRATION OF RISK:

The Company has concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.

* * * * *